January 21, 2014

Outlook Funds Trust
c/o Atlantic Fund Administration
Three Canal Plaza
Ground Floor
Portland, Maine 04101

Gentlemen:

Please be advised that I have purchased shares of the 3D Printing and Technology Fund in the amount of $100,000 as an investment and do not have any present intention of redeeming or selling such shares.

Very truly yours,

By: /a/ Alan M. Meckler
       Alan M. Meckler